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15046880 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC

SEC FILE NUMBER
8- 32954

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A.REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Birchwood Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

106 N. Medford Drive E.
(No. and Street)

Medford, New Jersey 08055
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Cirenza 215-640-0650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report1

John Scrudato CPA

(Name – *if individual, state last, first, middle name)*

7 Valley View Drive, Califon, New Jersey 07830
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/15

OATH OR AFFIRMATION

I, John Cirenza, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BIRCHWOOD SECURITIES CORPORATION, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BRATATI BHAR
Notary Public
State of New Jersey
My Commission Expires Jul 29, 2019

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (1) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BIRCHWOOD SECURITIES CORPORATION
FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2014
WITH REPORT AND SUPPLEMENTARY REPORTS
OF INDEPENDENT AUDITOR

BIRCHWOOD SECURITIES CORPORATION
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm---------------------------1-2

Financial Statements

Statement of Financial Condition---3

Statement of Operations--4

Statement of Changes in Stockholder's Equity----------------------------------5

Statement of Cash Flows--6

Notes to Financial Statements---7-9

Additional Information

Schedule I-Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission - Schedule I.-----------------------10-11

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Exemption) --12

Schedule III-Information relating to Possession or Control Requirements under Rule 15c3-3 (Exemption)----------------------------------12

Independent Accountant's Agreed-Upon Procedures on Schedule of Assessment and Payments (Form SIPC-7)-----------------------------------13-14

Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7)---15

Report of Independent Registered Public Accounting Firm------------------------16-18

Management Statement Regarding Compliance with the Exemption Provisions of SEC Rule 15c3-3---19

John Scrudato CPA
7 Valley View Drive
Califon, New Jersey
908-534-0008

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder's
of Birchwood Securities Corporation

We have audited the accompanying financial statements of Birchwood Securities Corporation (a New Jersey corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Birchwood Securities Corporation as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I (Computation of Net Capital Under Rule 15c3-1), II (Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption)), and III (Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.



Califon, New Jersey

February 23, 2015

BIRCHWOOD SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$ 288,730
Receivables from brokers and dealers, net	9,740
Deposit held by clearing organization	50,070
Loans receivable	12,000
	$ 360,540

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 7,736
Payable to Clearing Broker	7,560
Loan payable to officer	11,899
Total Liabilities	27,195
Stockholder's equity	
Common stock - authorized, issued and outstanding, 1,000 shares, $100 par value	100,000
Additional paid in capital	502,557
Accumulated deficit	(269,212)
Total Stockholder's Equity	333,345
	$ 360,540

The accompanying notes are an integral part of these financial statements.

BIRCHWOOD SECURITIES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUE	
Floor brokerage revenue	$ 57,834
Consulting Income	16,200
Interest income	67
Total Revenue	74,101
EXPENSES	
Bad debts	2,442
Car Expense	190
Clearing agency fees	35,613
Commission expense	4,000
Compliance expense	180
Customer Gifts	800
Insurance	1,485
Office Supplies	93
Postage and Delivery	19
Professional fees	19,750
Rent	636
Stock exchange fees and expense	7,077
Taxes	77
Travel and Entertainment	249
Telephone	816
Total Expenses	73,427
Net Loss	$ 674

The accompanying notes are an integral part of these financial statements.

BIRCHWOOD SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common stock	Additional Paid in Capital	Accumulated Earnings (Deficit)	Total
Balance, January 1, 2014	$100,000	$502,557	$ (269,886)	$332,671
Net Income	-	-	674	674
Balance, December 31, 2014	$100,000	$502,557	$ (269,212)	$333,345

The accompanying notes are an integral part of these financial statements.

BIRCHWOOD SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 674
Adjustments to reconcile net income	
to net cash provided by operating activities	
(Increase) decrease in	
Receivables from brokers and dealers	(1,109)
Increase (decrease) in	
Accounts payable to clearing house	4,439
Accounts payable and accrued expenses	916
Net cash provided by operating activities	4,920
CASH FLOWS FROM INVESTING ACTIVITIES	
Increase in deposit with clearing broker	(56)
Net cash provided by investing activities	(56)
CASH FLOWS FROM FINANCING ACTIVITIES	
Loan from officer	(1,602)
Capital Contributions	-
Net cash provided by financing activities	(1,602)
Net increase in cash	3,262
CASH AND CASH EQUIVALENTS, beginning of year	285,468
CASH AND CASH EQUIVALENTS, end of year	$288,730

The accompanying notes are an integral part of these financial statements.

(1) NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Birchwood Securities Corporation ("the Company") was incorporated in the State of New Jersey in June 1984 as a broker-dealer registered with the United States Securities and Exchange Commission pursuant to Section 15 of the Securities Exchange Act of 1934, The Company is registered as a broker-dealer with the Commonwealth of Pennsylvania Securities Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America and reflect practices appropriate to the industry in which the Company operates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect celiain rep01ied an10unts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Eq uivalents

The Company considers all highly liquid debt instruments or money market mutual funds purchased with an initial maturity of three months or less to be cash and cash equivalents.

Property and Equipment

Acquisitions of property and equipment in excess of $1,000 are capitalized. Property and equipment are carried at cost or, if donated, at the approximate fair value at the date of donation. Depreciation is computed using the straight-line method.

(1) NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions

The Company generates commissions from executing and clearing client transactions on stock and options markets. These commissions are recorded on a settlement date basis in the statement of operations which approximates the commissions earned on a trade date basis.

Income Taxes

On March 1, 1986, the Company filed an election with the Internal Revenue Service and the Commonwealth of Pennsylvania to be treated as an "S" Corporation. Under "S" Corporation status, the Company's income and related tax liability passes through directly to the stockholder.

Accounting standards require the tax effects of uncertain tax positions to be recognized. These tax positions must meet a "more likely than not" standard that based on their technical merit have more than 50% likelihood of being sustained upon IRS examination. Management estimates that there are no unceliain tax positions as of December 31, 2014.

The Company's corporation income tax returns for the years ended December 31, 2011, 2012, 2013 and 2014 are subject to examination by the Internal Revenue Service.

(2) OPERATING LEASE COMMITMENT

The Company leased floor space on the NASDAQ OMX PHLX. The Company entered into a lease for office space for a two year period ending on beginning on December 5, 2012. The company terminated its lease effective January 31, 2014 and is not obligated for any further rent payments after January 31, 2014.

Rent expense for the year ended December 31, 2014 was $636.

(3) NET CAPITAL REQUIREMENTS

The Company is subject to the Unifom l Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. Minimum net capital must be at least $5,000. At December 31, 2014, the Company's "aggregate indebtedness" and "net capital" (as defined) were $27, 195 and $313,485,, respectively, and its aggregate indebtedness to net capital ratio was .0868 to 1.0.

(4) RESERVE REQUIREMENTS

The Company is exempt from both the computation of reserve requirements (Rule 15c3-3) and the possession or control requirements (Rule 15c3-3, Exhibit A) because it does not carry security accounts for customers or perform custodial functions relating to customer securities.

(5) CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(6) RELATED PARTY TRANSACTIONS

The Company has used a nominal amount of office space provided by its sole shareholder and president free of charge on a month to month ongoing basis since February 2014, with no future commitments. Additionally, the Company owes its sole shareholder $11,899 as of December 31, 2014 for working capital funds. This loan is payable on demand and carries a zero percent interest rate.

(7) SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the issuance of the financial statements. There are no subsequent events to report at this time.

Schedule I

BIRCHWOOD SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SUPPLEMENTARY INFORMATION REQUIRED UNDER RULE 15C3-1
DECEMBER 31, 2014

NET CAPITAL		
Total stockholder's equity		$ 333,345
Less nonallowable assets		
Receivables	5,500	
Loans receivable	12,000	
Total nonallowable assets		(17,500)
Net capital before haircuts on securities		315,845
Haircuts on securities		(2,360)
Net capital		$ 313,485

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 7,736
Payable to clearing house	7,560
Loan payable to shareholder	11,899
Total	$ 27,195

BIRCHWOOD SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
SUPPLEMENTARY INFORMATION REQUIRED UNDER RULE 15c3-1
DECEMBER 31, 2014

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Requirement	$ 5,000
Excess net capital at 1500%	$308,485
Excess net capital at 1000%	$307,485
Ratio of aggregate indebtedness to net capital	8.68%

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2014)

Net capital as reported in Company's Form X-17A-5, Part II (Unaudited)	$313,485
Audit adjustment to increase non allowable receivables	0
Net capital herein	$313,485

Note: There are no material differences from the company's computation and the company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2014.

Schedule II

BIRCHWOOD SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2014

Birchwood Securities Corporation claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as a broker or dealer who conducts business solely on a proprietary basis, does not receive or hold customers' funds and securities. In 2014, Birchwood Securities Corporation clears all of its trading activities through Vision Financial Markets.

Schedule III

INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2014

Birchwood Securities Corporation claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as a broker or dealer who conducts business solely on a proprietary basis, does not receive or hold customer funds and securities.

John Scrudato CPA
7 Valley View Drive
Califon, New Jersey
908-534-0008

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS(FORM SIPC-7)

To the Stockholder of Birchwood Securities Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2014, which were agreed to by Birchwood Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Birchwood Securities Corporation 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC- 7). Birchwood Securities Corporation's management is responsible for the Birchwood Securities Corporation 's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries(utilizing client check registers, bank statements and general ledger) noting no differences.
2. Compared the amounts of the audited Form X-17A-5 for the year ended December 31, 2014 as applicable, with the amounts reported in Form SIPC-7 for the year ended

ended December 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers(utilizing monthly clearing house reports), noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (utilizing client prepared summary supporting the adjustments), noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we did not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Califon, New Jersey
February 23, 2015

BIRCHWOOD SECURITIES CORPORATION
SCHEDULE OF ASSESSMENT AND PAYMENTS
(GENERAL ASSESSMENT RECONCILIATION FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2014

Total Revenue	$ 74,101
Deductions:	(51,813)
SIPC Net Operating Revenues	22,288
General Assessment @ .0025	56
Payments made with 2012 Form SIPC 6	-
Balance Paid with SIPC 7	$ 56

John Scrudato CPA
7 Valley View Drive
Califon, New Jersey
908-534-0008

SUPPLEMENTAL ACCOUNTANT'S REPORT ON INTERNAL CONTROLS

To the Stockholder of Birchwood Securities Corporation:

In planning and performing our audit of the financial statements of Birchwood Securities Corporation (the Company), as of and for the years ended December 31, 2014 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15 c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

a. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17s-13

b. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal

control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material

weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board Members', management, the SEC Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

[redacted]

Califon, New Jersey
February 23, 2015

MANAGEMENT STATEMENT REGARDING COMPLIANCE
WTH THE EXEMPTION PROVISO/NS OF SEC RULE 15c3-3

We, as the management of Birchwood Securities Corporation, are responsible for the Company's compliance with the exemption provisions of Rule I 5c3-3 under the Securities Exchange Act of 1934 ("SEC RULE l 5c3-3 "). The following statements are made to our best knowledge and belief (]) the Company claim an exemption from the provisions of SEC Rule l 5c3-3 under paragraph (k)(ii), and (2)for the reporting period January 1, 2014 through December 31, 2014, the Company has met the identified exemptionprovision without exception.

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31,2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

032954
BIRCHWOOD SECURITIES CORP
106 N LAKESIDE DRIVE E
MEDFORD, NJ 08055

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2)		$ 56.00
B. Less payment made with SIPC-6 filed (exclude interest)		(0)
Date Paid		
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		56.00
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 56.00
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 56.00	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BIRCHWOOD SECURITIES CORP
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

PRESIDENT
(Title)

Dated the 25 day of February, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2014
and ending December 31, 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 74,101.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	35,613.
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Consulting Income (Deductions in excess of $100,000 require documentation)	16,200.
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	51,813.
2d. SIPC Net Operating Revenues	$ 22,288.
2e. General Assessment @ .0025	$ 56.

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